SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 03 February, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. Group results Fourth quarter 2008

London 3 February 2009

FOR IMMEDIATE RELEASE

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007	%
4,399	8,049	(3,344)	Profit (loss) for the period(a)	21,157	20,845
			Inventory holding (gains) losses,
(1,004)	1,980	5,931	net of tax(b)	4,436	(2,475)

3,395	10,029	2,587	Replacement cost profit(b)	25,593	18,370	39

8.75	27.76	11.32	– per ordinary share (pence)(c)	74.02	47.92
17.90	53.43	13.93	– per ordinary share (cents)	136.20	95.85	42
1.07	3.21	0.84	– per ADS (dollars)	8.17	5.75

•

BP’s fourth-quarter replacement cost profit was $2,587 million, compared with $3,395 million a year ago, a decrease of 24% due largely to the significantly lower oil prices. For the full year, replacement cost profit was $25,593 million compared with $18,370 million a year ago, up 39%.

•

Non-operating items and fair value accounting effects for the fourth quarter had a net $18 million unfavourable impact compared to a net $1,132 million unfavourable impact for the fourth quarter of 2007. For the full years of 2008 and 2007, the respective amounts were $650 million unfavourable and $571 million unfavourable - see further details on page 3. The most significant non-operating items for the fourth quarter were, on a pre-tax basis, fair value gains on embedded derivatives, which amounted to $1,562 million, and a net charge of $1,460 million for impairments and gains and losses on the sale of businesses and fixed assets.

•	Net cash provided by operating activities for the quarter and year was $5.6 billion and $38.1 billion compared with $4.3 billion and $24.7 billion respectively a year ago.

•

The effective tax rate on replacement cost profit for the fourth quarter was 44% and for the year was 36%; a year ago, the rates were 38% and 33% respectively. The rate in the fourth quarter reflects the impact of a loss from jointly controlled entities and the impairment of an investment, neither of which generate a corresponding credit to the group tax charge. We expect the tax rate to be in the range of 36% to 39% during 2009.

•	Net debt at the end of the quarter was $25.0 billion compared to $26.8 billion a year ago. The ratio of net debt to net debt plus equity was 21%, compared with 22% a year ago.

•

Total capital expenditure and acquisitions was $7.0 billion for the quarter and $30.7 billion for the year. Capital expenditure, excluding acquisitions and asset exchanges and excluding the accounting for our transactions with Husky (see page 24) and Chesapeake (see page 17), was $6.8 billion for the quarter and $21.7 billion for the year. Disposal proceeds were $229 million for the quarter and $929 million for the year. In 2009, we expect our capital expenditure, excluding acquisitions and asset exchanges, to be around $20-22 billion, broadly in line with 2008, and we expect disposal proceeds to be around $2-3 billion.

•

The quarterly dividend, to be paid in March, is 14 cents per share ($0.84 per ADS) compared with 13.525 cents per share a year ago. For the year, the dividend showed an increase of 22%. In sterling terms, the quarterly dividend is 9.818 pence per share, compared with 6.813 pence per share a year ago; for the year, the increase was 44%. During the quarter, the company did not repurchase any of its own shares for cancellation. For the year, share repurchases were 269.8 million at a cost of $2.9 billion.

(a)	Profit (loss) attributable to BP shareholders.
(b)	With effect from 1 January 2008, replacement cost profit excludes inventory holding gains and losses net of tax. Comparative amounts have been amended to the new basis. See page 2 for further details.
( c )	Comparative for the third quarter has been corrected from 29.75 pence to 27.76 pence.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 11.

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Analysis of replacement cost profit and reconciliation to profit (loss) for the period

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
7,870	12,709	4,756	Exploration and Production	38,308	27,602
(1,296)	1,972	416	Refining and Marketing	4,176	2,621
(427)	(16)	(680)	Other businesses and corporate	(1,223)	(1,209)
(267)	838	633	Consolidation adjustment(a)	466	(220)
5,880	15,503	5,125	RC profit before interest and tax(b)	41,727	28,794

			Finance costs and net finance
			income relating to pensions and
(242)	(238)	(251)	other post-retirement benefits	(956)	(741)
(2,138)	(5,099)	(2,145)	Taxation on a replacement cost basis(c)	(14,669)	(9,359)
(105)	(137)	(142)	Minority interest	(509)	(324)
			Replacement cost profit attributable
3,395	10,029	2,587	to BP shareholders(c)	25,593	18,370

1,427	(2,978)	(8,788)	Inventory holding gains (losses)	(6,488)	3,558
			Taxation (charge) credit on inventory
(423)	998	2,857	holding gains and losses	2,052	(1,083)
			Profit (loss) for the period attributable
4,399	8,049	(3,344)	to BP shareholders	21,157	20,845

(a)

The consolidation adjustments in the third and fourth quarters of 2008 were impacted by a significant fall in prices and, in the third quarter, were also impacted by a substantial reduction in the volumes of equity crude within the refining and marketing system.

(b)

Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Inventory holding gains and losses, for this purpose, are calculated for all inventories except for those that are held as part of a trading position and certain other temporary inventory positions. BP uses this measure to assist investors in assessing BP’s performance from period to period. Replacement cost profit is not a recognized GAAP measure.

(c)

Effective 1 January 2008, replacement cost profit excludes inventory holding gains and losses and their associated tax effect. Previously, replacement cost profit excluded inventory gains and losses while the tax charge remained unadjusted and included the tax effect on inventory holding gains and losses. Comparative amounts have been amended to the new basis and the impact of the change is shown in the table below. There is no impact on profit for the period.

		Fourth
	Year	quarter
$ million	2007	2007

Replacement cost profit attributable to BP shareholders
- as previously reported	17,287	2,972
- tax effect on inventory holding gains and losses	1,083	423
- as amended	18,370	3,395

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Non-operating items and fair value accounting effects

Non-operating items(a)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007

(654)	1,118	244	Exploration and Production	(990)	491
(1,146)	–	(163)	Refining and Marketing	347	(952)
(87)	(128)	(301)	Other businesses and corporate	(633)	(262)
(1,887)	990	(220)		(1,276)	(723)
715	(331)	97	Taxation (b)	480	350
(1,172)	659	(123)		(796)	(373)

Fair value accounting effects(c)

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
			Exploration and Production
			Unrecognized gains (losses) brought
234	739	642	forward from previous period	107	155
			Unrecognized (gains)
(107)	(642)	(389)	losses carried forward	(389)	(107)
			Favourable (unfavourable) impact
			relative to management’s
127	97	253	measure of performance	(282)	48
			Refining and Marketing
			Unrecognized gains (losses) brought
367	489	(147)	forward from previous period	429	72
			Unrecognized (gains)
(429)	147	82	losses carried forward	82	(429)
			Favourable (unfavourable) impact
			relative to management’s
(62)	636	(65)	measure of performance	511	(357)
65	733	188		229	(309)
(25)	(245)	(83)	Taxation (b)	(83)	111
40	488	105		146	(198)

Total of non-operating items and fair value accounting effects

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007

(527)	1,215	497	Exploration and Production	(1,272)	539
(1,208)	636	(228)	Refining and Marketing	858	(1,309)
(87)	(128)	(301)	Other businesses and corporate	(633)	(262)
(1,822)	1,723	(32)		(1,047)	(1,032)
690	(576)	14	Taxation (b)	397	461
(1,132)	1,147	(18)		(650)	(571)

(a)	An analysis of non-operating items by type is provided on page 20 and a geographical analysis is shown on pages 7, 9 and 10.
(b)

Tax is calculated using the quarter’s effective tax rate on replacement cost profit . Amounts for 2007 comparative periods have been amended to reflect a redefinition of the effective tax rate on replacement cost profit arising as a result of the exclusion of tax effects on inventory holding gains and losses as described on page 2.

(c)	An explanation of fair value accounting effects is provided on page 11.

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Per share amounts

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
			Results for the period ($ million)
4,399	8,049	(3,344)	Profit (loss)(a)	21,157	20,845
3,395	10,029	2,587	Replacement cost profit	25,593	18,370

			Shares outstanding at period end
18,932,143	18,710,980	18,716,098	(thousand) (b)	18,716,098	18,932,143
3,155,357	3,118,497	3,119,350	– ADS equivalent (thousand) (b)	3,119,350	3,155,357

			Average number of shares
18,979,138	18,746,202	18,713,465	outstanding (thousand)(b)	18,789,827	19,163,389
3,163,190	3,124,367	3,118,911	– ADS equivalent (thousand) (b)	3,131,638	3,193,898
			Shares repurchased in the
121,175	92,861	–	period (thousand)	269,757	663,150

			Per ordinary share (cents)
23.15	42.93	(17.62)	Profit (loss) for the period	112.59	108.76
17.90	53.43	13.93	RC profit for the period	136.20	95.85

			Per ADS (cents)
138.90	257.58	(105.72)	Profit (loss) for the period	675.54	652.56
107.40	320.58	83.58	RC profit for the period	817.20	575.10

(a)	Profit attributable to BP shareholders.
(b)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in March. Holders of ordinary shares will receive 9.818 pence per share and holders of American Depositary Receipts (ADRs) $0.84 per ADS. The dividend is payable on 9 March 2009 to shareholders on the register on 20 February 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 March 2009.

Dividends paid

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008		2008	2007
			Dividends paid per ordinary share
10.825	14.000	14.000	cents	55.050	42.300
5.308	7.039	8.705	pence	29.387	20.995
64.95	84.00	84.00	Dividends paid per ADS (cents)	330.30	253.80

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Net debt ratio – net debt: net debt + equity

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
31,045	28,300	33,204	Gross debt	33,204	31,045
			Less: fair value asset (liability) of
666	149	(34)	hedges related to finance debt	(34)	666
30,379	28,151	33,238		33,238	30,379
3,562	6,142	8,197	Cash and cash equivalents	8,197	3,562
26,817	22,009	25,041	Net debt	25,041	26,817
94,652	106,790	91,549	Equity	91,549	94,652
22%	17%	21%	Net debt ratio	21%	22%

Net debt and net debt ratio are non-GAAP measures. We believe that these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. Net debt has been redefined to include the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. Amounts for comparative periods are presented on a consistent basis. See Note 2(c) on page 24 for further information.

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Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
7,950	12,545	4,497	Profit before interest and tax (a)	37,915	27,729
(80)	164	259	Inventory holding (gains) losses	393	(127)
			Replacement cost profit before
7,870	12,709	4,756	interest and tax	38,308	27,602

			By region:
725	2,488	2,692	UK	5,979	3,585
266	424	180	Rest of Europe	1,230	1,402
2,240	3,739	1,299	US	11,724	7,929
4,639	6,058	585	Rest of World	19,375	14,686
7,870	12,709	4,756		38,308	27,602

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the fourth quarter and full year was $4,756 million and $38,308 million respectively, a decrease of 40% and an increase of 39% over the same periods of 2007.

The decrease in the fourth quarter is primarily due to lower realizations and lower earnings from equity-accounted entities (primarily TNK-BP due to the effect of lagged tax reference prices, lower prices and impairment charges). This was partly offset by the impact of higher reported volumes, lower costs and a higher contribution from the gas marketing and trading business. For the full year, the increase primarily reflects higher realizations. In addition, the full-year result reflects a higher contribution from the gas marketing and trading business but was impacted by higher production taxes and higher depreciation.

The net non-operating gain of $244 million in the fourth quarter primarily comprises fair value gains on embedded derivatives partly offset by impairment charges primarily resulting from the current low price environment. The impairment charge for the quarter includes a $517 million write-down of our investment in Rosneft based on its quoted market price at the end of the year. For the full year, the net non-operating charge was $990 million with the most significant items being net impairment charges and net fair value losses on embedded derivatives, partly offset by the reversal of certain provisions. The corresponding periods in 2007 contained net non-operating losses of $654 million and net gains of $491 million respectively. Additionally, in the fourth quarter, fair value accounting effects had a favourable impact of $253 million compared with a favourable impact of $127 million a year ago. For the full year, the unfavourable effect was $282 million compared with a favourable effect of $48 million a year ago.

Reported production for the quarter was 3,945mboe/d, 1% higher than the fourth quarter of 2007. After adjusting for the impact of lower entitlement in our production-sharing agreements (PSAs), production was 4% higher than the fourth quarter of 2007.

Reported production for the full year was 3,838mboe/d, slightly higher than 2007. After adjusting for the effect of lower entitlement in our PSAs, production was 5% higher than 2007. This reflected strong performance from our existing assets, the continued ramp-up of production following the start-up of major projects in late 2007 and the start-up of a further nine major projects in 2008.

In December, we successfully started production from the third and fourth wells at the Thunder Horse field with production now at around 200,000 barrels of oil equivalent per day, signalling the completion of commissioning and commencement of full operation.

During the quarter, we announced that BP and BG Group agreed to exchange a package of North Sea assets. BP has agreed to acquire BG Group's interests in a number of Southern North Sea fields and BG Group has agreed to acquire BP's interests in three Central North Sea fields. BG Group also agreed to acquire 32% of the Chevron-operated Erskine field from BP. The deal is subject to government, regulatory and co-venturer approvals and completion is expected in the second quarter of 2009.

Also during the quarter, BP signed a PSA for an offshore block on the east coast of India – the block was offered in the 7th New Exploration Licensing Policy by the government of India.

Our 2008 reserves replacement ratio, excluding acquisitions and disposals, is expected to be more than 100% (details of which will be provided in BP Annual Report and Accounts 2008).

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Exploration and Production

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007

			Non-operating items
(567)	1,093	1,506	UK	(177)	(230)
(3)	–	–	Rest of Europe	–	535
213	3	(318)	US	(331)	369
(297)	22	(944)	Rest of World	(482)	(183)
(654)	1,118	244		(990)	491

			Fair value accounting effects (a)
(11)	11	164	UK	45	1
–	–	–	Rest of Europe	–	–
19	136	11	US	(231)	(77)
119	(50)	78	Rest of World	(96)	124
127	97	253		(282)	48

			Exploration expense
17	5	16	UK	121	46
–	–	1	Rest of Europe	1	–
61	59	128	US	306	252
123	168	94	Rest of World	454	458
201	232	239		882	756

			Production (net of royalties) (b)
			Liquids (mb/d) (net of royalties) (c)
199	146	171	UK	173	201
50	44	45	Rest of Europe	43	51
523	473	590	US	538	514
1,697	1,620	1,654	Rest of World	1,647	1,648
2,469	2,283	2,460		2,401	2,414

			Natural gas (mmcf/d) (net of royalties)
853	504	837	UK	759	768
26	23	21	Rest of Europe	23	29
2,183	2,094	2,243	US	2,157	2,174
5,275	5,390	5,512	Rest of World	5,395	5,172
8,337	8,011	8,613		8,334	8,143

			Total hydrocarbons (mboe/d) (d)
346	233	316	UK	304	333
55	47	49	Rest of Europe	47	56
900	834	976	US	910	888
2,606	2,550	2,604	Rest of World	2,577	2,541
3,907	3,664	3,945		3,838	3,818

			Average realizations (e)
82.72	111.47	52.09	Total liquids ($/bbl)	90.20	67.45
4.83	6.49	5.08	Natural gas ($/mcf)	6.00	4.53
56.03	73.49	40.94	Total hydrocarbons ($/boe)	62.60	47.18

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)	Includes BP’s share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
67	(823)	(8,064)	Profit (loss) before interest and tax(a)	(1,884)	6,076
(1,363)	2,795	8,480	Inventory holding (gains) losses(b)	6,060	(3,455)
			Replacement cost profit (loss)
(1,296)	1,972	416	before interest and tax	4,176	2,621
			By region :
134	188	335	UK	748	1,048
278	1,045	613	Rest of Europe	2,716	1,652
(1,805)	338	(735)	US	(644)	(1,232)
97	401	203	Rest of World	1,356	1,153
(1,296)	1,972	416		4,176	2,621

(a)	Includes profit after interest and tax of equity-accounted entities.
(b)	The large inventory holding losses in the fourth quarter reflect the substantial fall in prices over the quarter.

The replacement cost profit before interest and tax for the fourth quarter and full year of 2008 was $416 million and $4,176 million respectively. The results in the equivalent periods of 2007 were a loss of $1,296 million and a profit of $2,621 million. The net impact of non-operating items was a charge of $163 million in the quarter and a gain of $347 million for the full year. A year ago, the results included net non-operating charges for the fourth quarter and full year of $1,146 million and $952 million respectively. Fair value accounting effects had an unfavourable impact of $65 million for the fourth quarter and a favourable impact of $511 million for the year. A year ago, there were unfavourable impacts of $62 million for the quarter and $357 million for the full year.

Compared to a year ago, despite a much weaker environment, including that relating to our petrochemicals business, we have continued to deliver improvements in our performance. The fourth-quarter result benefited from improved operational performance in our refineries, a greater supply and trading contribution, lower costs and improved marketing margins. While the global refining indicator margin (GIM) was lower than a year ago, our restored capacity allowed us to better capture the available refining margins. These improvements were partially offset by negative foreign exchange effects on in-transit crude and product cargoes, caused by the rapid strengthening of the US dollar, and by the adverse impact of prior-month pricing of domestic pipeline barrels for our US refining system.

For the full year, significant performance improvements in both our Fuels Value Chains and International Businesses mitigated cost inflation and, to a large extent, the much weaker environment. The main sources of improvement were from restoring the revenues of our refining operations; improved supply and trading performance; improved marketing performance, particularly from the International Businesses, and reduced costs. The cost reductions were driven by the simplification of our business structure through the establishment of Fuels Value Chains and a reduction in our geographical footprint, as well as by strong cost management. The largest environmental factors were the weaker refining margins, particularly in the US, and the adverse impacts of foreign exchange movements and the fall in crude prices, notably in the second half of 2008.

Refining throughputs for the quarter and the year were 2,032mb/d and 2,155mb/d respectively, compared to 1,998mb/d and 2,127mb/d for the same periods a year ago. Solomon availability was seven percentage points higher than the fourth quarter of 2007 and six percentage points higher for the year as a whole, the increases being driven primarily by improvements at the Texas City and Whiting refineries. During December, Ultraformer number 3 successfully restarted, completing the restoration of the economic capability of the Texas City refinery.

The economic environment remains challenging, with continued slowing of global economies and uncertainty in the global financial markets. In this environment, our marketing businesses anticipate continued low demand for our products. Crude oil prices have stabilized recently and in the current quarter we do not expect to see a repeat of the impact from falling prices on our US domestic pipeline barrels.

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Refining and Marketing

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007

			Non-operating items
(10)	9	(46)	UK	(96)	667
(56)	(10)	(100)	Rest of Europe	(227)	(128)
(977)	13	43	US	814	(1,181)
(103)	(12)	(60)	Rest of World	(144)	(310)
(1,146)	–	(163)		347	(952)

			Fair value accounting effects (a)
1	270	97	UK	186	(52)
5	122	(45)	Rest of Europe	54	(110)
(32)	174	(91)	US	231	(165)
(36)	70	(26)	Rest of World	40	(30)
(62)	636	(65)		511	(357)

			Refinery throughputs (mb/d)
–	–	–	UK	–	67
689	730	697	Rest of Europe	739	691
996	1,158	1,063	US	1,121	1,064
313	297	272	Rest of World	295	305
1,998	2,185	2,032	Total throughput	2,155	2,127
84.0	87.7	91.4	Refining availability (%) (b)	88.8	82.9

			Oil sales volumes (mb/d)
			Refined products
328	303	302	UK	310	339
1,330	1,281	1,262	Rest of Europe	1,256	1,294
1,455	1,453	1,435	US	1,460	1,533
680	662	667	Rest of World	685	640
3,793	3,699	3,666	Total marketing sales	3,711	3,806
1,696	2,107	1,779	Trading/supply sales	1,987	1,818
5,489	5,806	5,445	Total refined product sales	5,698	5,624
1,659	1,511	1,540	Crude oil	1,689	1,885
7,148	7,317	6,985	Total oil sales	7,387	7,509

			Global Indicator Refining Margin ($/bbl) (c)
4.84	7.13	7.48	NWE	6.72	4.99
6.82	9.87	2.49	USGC	6.78	13.48
3.39	10.47	2.53	Midwest	5.17	12.81
8.49	7.07	6.80	USWC	7.42	15.05
5.80	5.90	5.16	Singapore	6.30	5.29
5.68	8.03	5.20	Average	6.50	9.94

			Chemicals production (kte)
228	144	96	UK	665	967
660	711	516	Rest of Europe	2,592	2,650
1,088	850	579	US	3,487	4,328
1,497	1,358	1,196	Rest of World	5,683	6,083
3,473	3,063	2,387	Total production	12,427	14,028

(a)	These effects represent the favourable (unfavourable) impact relative to management’s measure of performance. Further information on fair value accounting effects is provided on pages 3 and 11.
(b)

Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the actual margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

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Other businesses and corporate

Fourth	Third	Fourth
quarter	quarter	quarter		Year
2007	2008	2008	$ million	2008	2007
(443)	(35)	(729)	Profit (loss) before interest and tax(a)	(1,258)	(1,233)
16	19	49	Inventory holding (gains) losses	35	24
			Replacement cost profit (loss) before
(427)	(16)	(680)	interest and tax	(1,223)	(1,209)

			By region:
(87)	385	(483)	UK	(336)	(30)
5	(78)	(41)	Rest of Europe	(148)	(103)
(336)	(288)	(277)	US	(902)	(960)
(9)	(35)	121	Rest of World	163	(116)
(427)	(16)	(680)		(1,223)	(1,209)
			Results include:
			Non-operating items
(28)	(20)	(106)	UK	(173)	(42)
(2)	(2)	(18)	Rest of Europe	(80)	15
(57)	(105)	(115)	US	(302)	(239)
–	(1)	(62)	Rest of World	(78)	4
(87)	(128)	(301)		(633)	(262)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents) and corporate activities worldwide.

The replacement cost loss before interest and tax for the fourth quarter was $680 million, compared with a loss of $427 million a year ago. For the year, the replacement cost loss before interest and tax was $1,223 million in 2008 compared with a loss of $1,209 million a year ago.

The net non-operating charge was $301 million for the fourth quarter and $633 million for the full year. The fourth quarter included a net charge of $174 million for impairment, a $91 million restructuring charge, a charge of $41 million in relation to revisions to environmental and other provisions and a net $8 million gain on disposals. The prior year included net non-operating charges of $87 million in the fourth quarter and $262 million for the year.

In Alternative Energy, we announced full commercial operations of phase I of the Sherbino Wind Farm in Texas. The first 150MW of the project, which has a potential capacity of 750MW, has been built through a 50:50 joint venture agreement with Padoma Wind Power LLC, a wholly owned subsidiary of NRG Energy, Inc.

During the fourth quarter, due to increasingly competitive market conditions, BP Solar announced plans to refocus operations to larger-scale plants to achieve lower cost manufacturing, and in November we announced the closure of our manufacturing plant in Australia.

The fourth-quarter reduction in solar capacity was the result of a fire in our Tata BP Solar joint venture in India.

In 2009, we expect quarterly charges, excluding non-operating items, for Other businesses and corporate to average in the range of $400-500 million.

	Fourth	Third	Fourth
	quarter	quarter	quarter
	2008	2008	2007

Wind – net rated capacity as at period end (megawatts) (a)	432	243	172
Solar – cell production capacity as at period end (megawatts)(b)	213	277	228

(a)

Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The equivalent capacities on a gross-JV basis (which includes 100% of the capacity of equity-accounted entities where BP has partial ownership) are 785MW as at the fourth quarter of 2008, 453MW as at the third quarter of 2008 and 373MW as at the fourth quarter last year.

(b)	Solar capacity is the theoretical cell production capacity per annum of in-house manufacturing facilities.

Top of page 11

Information on fair value accounting effects

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis, respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity which, under IFRS, are recorded on an accruals basis. These contracts are risk managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference by comparing the IFRS result with management’s internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table on page 3. Information for all quarters of 2006, 2007 and 2008 can be found at www.bp.com/FVAE .

Cautionary statement: The foregoing discussion and the notes which follow contain forward-looking statements particularly those regarding tax rate; capital expenditure; disposal proceeds; the expected timing of completion of certain transactions; expected 2008 reserves replacement ratio; the continued slowing of global economies and uncertainty in the global financial markets; anticipated low demand for certain products; impact from falling crude oil prices on US domestic pipeline barrels; potential capacity of the Sherbino wind farm; quarterly charges and expected timing of commencement of production at the Sunrise field. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions (including inflation); political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and quotas; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this announcement. For more information you should refer to our Annual Report and Accounts 2007 and our 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 February, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary